August 26, 2016
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Jennifer Thompson

Re:     CenterPoint Energy, Inc.’s Form 10‑K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-31447

Dear Ms. Thompson:
CenterPoint Energy, Inc. (the “Company”) includes its response to the comment of the Staff of the Division of Corporation Finance of the United States Securities Exchange Commission (the “Commission”) contained in its letter dated August 23, 2016 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 in the enclosed memorandum of the Company to the Staff. The Company hereby acknowledges in connection with its response to the Staff’s comment that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned (713-207-7972) with any questions or comments you may have regarding the enclosed.
Very truly yours,
CenterPoint Energy, Inc.
By: /s/ William D. Rogers
William D. Rogers
Executive Vice President and
Chief Financial Officer

cc:	Yong Kim
Securities and Exchange Commission
Lisa Sellars
Securities and Exchange Commission
Dana C. O’Brien
CenterPoint Energy, Inc.

August 26, 2016
CENTERPOINT ENERGY, INC.
Memorandum in Response to Staff Comment

Annual Report on Form 10-K
for the Fiscal Year Ended December 31, 2015
(Registration No. 1-31447)
Originally filed February 26, 2016

This memorandum sets forth the response of CenterPoint Energy, Inc. (the Company) to the comment of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in its comment letter dated August 23, 2016 (the Comment Letter) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the Form 10-K) that was filed on February 26, 2016 (File No. 1-31447). For your convenience, we have repeated the comment of the Staff as given in the Comment Letter, and set forth below such comment is the response of the Company. Capitalized terms used in this letter that are not defined have the meanings given to them in the Form 10-K.

Financial Statements
Consolidated Balance Sheets, page 78

1.
Question: We have reviewed your response to comment 3. We believe separate presentation of common stock and other stockholders’ equity line items on the balance sheet is warranted pursuant to Rules 5-02.29 and .30 of Regulation S-X, especially in light of the shift from a retained earnings balance to an accumulated deficit balance during the year. Since investors generally spend more time examining the income statement and balance sheet, we believe that presentation of these line items on the face of the balance sheet provides more prominent disclosure than sole presentation in the statement of stockholders’ equity. Either provide us with additional support as to why you believe you have complied with Rules 5-02.29 and .30 or revise as necessary in future filings.

Response: The Company will separately present common stock and other stockholders’ equity line items on its balance sheets in future filings, beginning with its December 31, 2016 Form 10-K.